May 20, 2005

Gary C. Kaufman
Executive Vice President, Finance and Administration and Chief Financial Officer
MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, Maryland 21046-2289

RE:		MICROS Systems, Inc. (file no. 000-09993)
		Form 10-K: For the Fiscal Year Ended June 30, 2004
		Form 10-Q: For the Quarterly Period Ended September 30,
2004
		Form 10-Q: For the Quarterly Period Ended December 31,
2004

Dear Mr. Kaufman,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Fiscal Year Ended June 30, 2004

		Financial Statements
		Note 1. Description of business and summary of significant accounting policies:
		Revenue Recognition, page 43

1. We have read your response to prior comment 4 and note that you recognize revenue using the completed contract method for certain arrangements "because the work is completed in less than one year."
Your disclosure appears to indicate that you consider this method appropriate under paragraph 31 of SOP 81-1. If our understanding is correct, confirm to us that you have met the requirement that your financial position and results of operations would not vary materially from those resulting from use of the percentage-of-completion method. If you are not relying on paragraph 31, explain to us how you comply with paragraph 32 of the SOP in determining that the completed contract method is appropriate.

2. We have read your proposed revenue recognition disclosures provided in response to prior comment 7 and note that you consider license fees to be fixed or determinable if payable within twelve months of delivery. Supplementally, tell us about the payment terms you offer to your customers and what you consider to be your normal customary payment terms. Considering that extended payment terms may include periods less than one year if the use of the extended payment terms is not your customary practice, explain to us how you are able to conclude that all fees due within twelve months of delivery are fixed or determinable. Refer to paragraphs 27 and 28 of SOP 97-2.


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brent Watson, Staff Accountant, at (202) 551-3483, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at
(202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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MICROS Systems, Inc.
May 20, 2005
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